Exhibit 99.1

CORPORATE PARTICIPANTS

Steven Scheinthal, Vice President, General Counsel and Secretary

Tilman Fertitta, Co-Chairman and Chief Executive Officer

Chris Meaux, Founder and Chief Executive Officer, Waitr, Inc.

Dave Pringle, Chief Financial Officer, Waitr, Inc.

PRESENTATION

Operator:

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the Landcadia Holdings and Waitr Conference Call and Webcast. We appreciate everyone joining us today. Please note that this morning’s press release and related SEC documents can be found on the Landcadia Holdings website at www.landcadiaholdings.com.

In addition, the investor deck that will be presented as part of today’s discussion has been posted to the website and is available for download. Please review our forward-looking statements found on Slide 1 of the investor deck at your earliest convenience.

Today’s presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any equity, debt or other financial instruments of Waitr Inc. or Landcadia Holdings or any of Waitr’s or Landcadia’s affiliates, securities as such term is defined under U.S. federal securities laws. The investor presentation has been prepared to assist interested parties in making their own evaluation of the proposed investment and for no other purpose. The information contained herein does not purport to be all inclusive. We refer you to the cautionary language regarding forward-looking statements that can be found on Slide 1 for a more detailed review of the risks and uncertainties contained here.

The presentation includes non-generally accepted accounting, or non-GAAP financial measures such as contribution margin. Our non-GAAP financial measures should not be considered as alternatives to generally accepted accounting principles in the United States of America, or GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other GAAP measures of liquidity or financial performance.

Hosting today’s call from Landcadia Holdings are Tilman Fertitta, Co-Chairman and Chief Executive Officer, and Steve Scheinthal, Vice President, General Counsel and Secretary, and from Waitr, Chris Meaux, Founder and Chief Executive Officer, and Dave Pringle, Chief Financial Officer.

I will now turn the conference over to Mr. Scheinthal. Please go ahead.

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Steven Scheinthal:

Thank you, Operator. Welcome, everybody, to the Landcadia Waitr conference call. Under the terms of our definitive agreement, Landcadia will acquire Waitr for $308 million in total consideration. Landcadia will pay a minimum of $50 million in cash to the current equityholders, with the remainder paid in rollover equity interest in the combined public company, subject to customary adjustments. The net cash proceeds from this transaction, in excess of those distributed to Waitr’s shareholders, will be used to fund Waitr’s growth into new markets, as it executes on its long-term expansion plan for opportunistic acquisitions to grow its footprint and for general corporate purposes. A minimum of $75 million in net proceeds will be funded to Waitr’s balance sheet. For remaining cash following redemptions, transaction expenses, minimum cash consideration and minimum funding to the balance sheet, the first $25 million will be used to pay additional cash consideration to selling Waitr’s shareholders and the balance shall remain on the Waitr’s balance sheet.

I would now like to turn the call over to Tilman Fertitta.

Tilman Fertitta:

Thank you, everyone. Today I’m happy to announce that Landcadia Holdings is going to acquire Waitr Inc. For those of you who know me and the history of Landry’s, this deal is a natural fit. Let me just give you a little bit of background.

Landcadia Holdings is an acquisition vehicle that Rich and I formed for the purpose of conducting a business combination. In May of 2016, Landcadia Holdings completed its IPO, raising approximately $250 million. Our mission was to find an investment opportunity in the dining, hospitality, entertainment or gaming industry. After reviewing so many opportunities, we found Waitr in our own backyard, and we believe this transaction really delivers on our investment thesis.

Waitr is a restaurant ordering and food delivery technology platform based in Louisiana. Unlike many of the companies that we looked at, Waitr is a growth business with a huge potential and a tremendous complementary relationship with my existing businesses. They will also be able to leverage the tremendous industry knowledge and expertise Rich and I have. We believe we have an incredible opportunity to create the next leader in the fast-growing online food delivery market. Waitr is currently a delivery partner for Landry’s and Golden Nugget, and we have seen firsthand the impact Waitr has had on our businesses.

Based on our own personal experience, we believe they are the best-in-class, on-demand food delivery partner for our customers and restaurants. The incremental sales growth that they have been driving and the positive feedback we’ve received from our customers has exceeded expectations, and other competitors that we deal with. Let me highlight a few key things why we are so excited to be partnering with the impressive management team.

We believe, number one, there is a massive unpenetrated market for online delivery, particularly in the secondary markets. Number two, Waitr has already shown tremendous organic growth since their founding in 2013. Number three, there are many acquisition opportunities that can help drive additional growth and scale throughout the U.S. Remember, the consumer has realized they would rather order food from a restaurant and know exactly what they’re getting instead of having it home delivered and then you have to make it, which was a fad a couple of years ago. They provide, number four, a great customer experience and have differentiated the value proposition for restaurant partners, which I have experienced firsthand.

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Number five, they have a very capital efficient model, with strong unit economics and a proven track record. Six, they have significant operating leverage, on par with industry leaders. Number seven, their business is highly complementary with the businesses we run at Fertitta Entertainment. Number eight, as a preferred food and delivery partner for Landry’s and the Golden Nugget, Waitr will have brand exposure to our over four million loyalty customers; and number nine, finally as a sponsor with the Houston Rockets, Waitr’s brand will be exposed to over nine million Facebook followers.

At the close of this transaction, I will join the Board and tremendously give them the guidance of being a public company from ’93 to 2010, besides all my expertise in growth and the hospitality and restaurant industry.

I’m now going to turn it over to Chris and he’ll tell you more about Waitr. Thank you, Chris.

Chris Meaux:

Thank you, Tilman. I would like to first say how excited we are to partner with Tilman and the Landcadia team. We think this is going to be a great opportunity for both companies.

Let me tell you a little bit more about Waitr. We founded the company in 2013 in Lake Charles, Louisiana. In January of 2017, we hit our first one million aggregate orders. Since January of 2017, we have done an additional six million orders and are currently in over 24 markets throughout the southeastern part of the United—excuse me, 31 markets throughout the southeastern part of the United States. By the end of this year, we hope to be in over 45 markets, and by the end of 2019, in over 70 markets.

As you guys know, the restaurant delivery market is massive, and we are a first mover in the underpenetrated online space. We currently operate in underserved markets throughout the southeast. We have a strong value proposition to both customers and to restaurants, and we have a very differentiated proprietary technology platform in which we operate. Our business to date has had to be very capital efficient, and we have proven our ability to grow and expand in strategic markets and entrench our competitive positioning in the market.

The restaurant industry is a very large industry. In fact, the off-premise part of the industry is over $220 billion in 2016. The online portion of that market in 2016 was only $13 billion, or 6%. It’s projected to be over $32 billion by the year 2022, or over 11%, and we’re positioned well to take advantage of being one of the leaders there.

We currently operate in markets that are of size, about 51 to 500, not the top 10 or so, not the top 50 markets. The markets in which we operate make up over 35% of all U.S. markets, and today, about 88% of our business comes from those markets. Our business is essentially a three-pronged marketplace platform. It takes diners, it takes consumers and it takes restaurants. The more diners we get, the more orders, the more orders we have attracts more drivers and allows for a more efficient delivery, which drives more volume to our restaurants, which allows us to sign up more restaurants. We currently have over 540,000 active diners on our platform and they use our platform not just for ordering but for discovery and convenience as well.

We have over 5,000 restaurants on our platform and over 5,800 drivers. Our drivers are W2 employees, which gives us some flexibility and control over the user experience. In fact, when we hire drivers, we interview each driver specifically with our city team, so we know our drivers when we hire them. In addition, we do extensive background checks for both motor vehicle and criminal backgrounds. We have the ability to schedule our drivers, which allows us to optimize performance and control quality. Our drivers are readily identifiable and uniformed when they show up at the customer’s door, and they like the stable job environment that being an employee of Waitr provides, as well as the community, of being a part of something real.

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Our consumer side of our app is a unique experience in that we provide food photography for all of the items in our menus. So, a consumer selects a restaurant, they can personalize that experience by adding restaurants to their favorites that they frequent. They can use it for discovery, to find restaurants that they want to visit in person. They can use it to look at the menu, along with the food photography when they’re sitting down at the table at those restaurants. But if they select it for delivery, once they select an order, they can customize that order up to seven levels deep. Once they place the order, we allow them to track the order through the app, and the order shows up at the door with one of our uniformed drivers.

Our platform is further differentiated through our relationship with our restaurant partners. In fact, we charge our restaurant partners an upfront fee to onboard onto the Waitr platform, and there’s a reason that we do that. For one, they get the food photography. They get the menu onboarding using our team to onboard their menu, and they get the equipment installed in the restaurant that they need to receive the orders. But most importantly, it creates an investment on that restaurant’s part in our partnership, and we have found that that investment in the partnership is an important part of solidifying the relationship and it gets restaurants to promote Waitr inside of their stores, or promote their restaurant on Waitr as well.

We have the most attractive pricing in the industry, at 15% take rate, compared to our competitors, which are much higher. We partner with the restaurants on in-store marketing. We give them collateral to put table tents on the tables, pushcards in their to-go orders. They also put Waitr in their print marketing, their radio advertising and on their billboards, which further solidifies the relationships. We give them a dedicated support line so that they have access to a live customer support person when the restaurant needs customer support. We also man a live consumer support line, which keeps the calls from going to the restaurant. So customers contact Waitr if they have a question about their order, and what we’ve found is that restaurants—the longer they’re on the platform, they see more benefits from this partnership. In fact, our 2015 restaurants that signed up with us there have seen almost a twofold increase in the average amounts of their orders on Waitr on a monthly basis.

We partner with some of the biggest brands in the country, both on the independent side, as well as on the chain restaurant side. Those are restaurants just like the Landry’s Group that’s part of Landcadia, and we use these relationships as influencers when we launch new markets. It allows us to accelerate the growth of moving through these new markets, and in fact, our markets are phased over a three-phased approach, our market launch. When we go into a new market, we first sign up new restaurants, these influencers that we have in contiguous markets and the partnership with Landry’s will be critical in this regard. It will allow us to go in with restaurants that are already influencers in those markets.

Once we’ve signed up over 40-plus restaurants, then we’re ready to take that market live. Once we take that market live, our first measure of success in the market is 100 orders per day. At this 100 orders per day, this is where the viral coefficients kick in in those markets and we start to see scalable growth. Between 100 and 1,000 orders a day is where we achieve profitability, and that’s important because breaking even in that market on a standalone basis drives profitability in that market, and at over 1,000 orders per day, we’re at sustained profitability. This entire approach averages about six months for a new market launch.

We’ve identified over 200 markets within our current operating territory that we can expand into. This partnership with Landcadia is going to give us the additional capital we need to expand into those markets more quickly and beyond just the 11-state area in which we operate today. If we look at how we’ve improved our launch process over time, when we launched our first market in late 2014, it took us about 76 days to hit 1,000 cumulative orders. Since then, we have steadily improved the playbook and now, within six days, we hit 1,000 cumulative orders. This has allowed us to become the leader in 29 of the 31 markets that we serve, and we have proven that this model is scalable to multiple markets.

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The leadership team that has been a part of this is a combination of both grizzled veterans and what I will call youthful exuberance. My four co-founders were college students when we started the Company but have matured into great managers and leaders within our Company, but we’ve added some grizzled veterans in Dave Pringle, our CFO; Joe Stough, our Chief Strategy Officer; Sonny Mayugba, our Chief Marketing Officer; and Travis Boudreaux, our Head of Engineering. Together, we’ve built the Company to this point and I’d like for Dave to share with you some of the financial highlights of the Company that we’ve built.

So I’ll kick it over to you, Dave. Dave Pringle, our CFO.

Dave Pringle:

Okay, great. Thanks, Chris. Now I’d like to walk our folks through some financial highlights for Waitr.

We’re experiencing massive growth quarter-over-quarter. We have proven economics and over 80% of our current markets are producing positive contribution margin. We have an overall gross profit that’s very, very strong, and a gross margin in excess of 30%. We’ve experienced a 10x ROI on our customer acquisition costs, and we’ve done all this very efficiently, with only raising $26 million of capital to date.

We’re all about rapid growth and scale, and what that means for us is increased gross food sales and increased net revenue to Waitr, and the way that we get those items are increased order volume, and order volume is a result of active diners and contracted restaurants on the platform. Our order volumes for the first quarter of 2018 were in excess of $1.5 million. That’s almost three times as many as we did in the first quarter of 2017. Also, at the end of 2000—or the first quarter of 2018, we had over 541,000 active diners on the platform and over 4,500 contracted restaurants on the platform.

Chris mentioned a reference to our market cohorts a little bit earlier, and what I’d like to illustrate for you is that our most recent market cohorts, so our 2017 market cohorts, are getting to higher orders per quarter, higher order volume much more rapidly than our previous cohorts.

Now I’d like to walk you through our projections for gross food sales and net revenues going forward, and these numbers that I present to you are based upon our current rollout plan, which is to launch two new markets per month, and that rollout plan is what is anticipated to move forward throughout these projections. First, I’ll start with our actual results for 2017. We had $120 million worth of gross food sales come through the network, resulting in $27 million worth of net revenue to Waitr. For 2018, we’re projecting somewhere between $265 million and $275 million of gross food sales going through the platform. That would result in somewhere between $60 million and $65 million of net revenue to Waitr.

For 2019, we’re projecting over $500 million worth of gross food sales through the platform, resulting in about $125 million worth of net revenue to Waitr. If we carry on out to 2020, again, still at the two markets per month rollout plan, we’re projecting over $850 million worth of gross food sales through the platform, resulting in somewhere between $200 million and $220 million of net revenue to Waitr. So we’re very excited about the future here and the capital that’s going to be available to us through this transaction would allow us to accelerate that launch plan and perhaps get to those numbers even more rapidly.

So thanks for your attention today. As you can tell, we’re incredibly excited about the partnership between Waitr and Landcadia. If you have any questions regarding the presentation, please contact Dara Dierks at ICR, and her number is 646-277-1212, or she can be reached at dara.dierks@icrinc.com. Thanks again for your time.

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Operator:

Ladies and gentlemen, thank you for your participation. This concludes today’s conference. You may disconnect your lines at this time and have a wonderful day.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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